As filed with the Securities and Exchange Commission on December 16, 2008

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

IMAGI INTERNATIONAL HOLDINGS LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

BERMUDA

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3010	Barry L. Dastin, Esq. Kaye Scholer LLP 1999 Avenue of the Stars Suite 1700 Los Angeles, CA 90067 (310) 788-1000

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing 100 Ordinary Shares, Par Value of HK$0.10, of Imagi International Holdings Limited.	50,000,000 American Depositary Shares	$5.00	$2,500,000	$98.25

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15, 16 and 18

securities

(iii)  The collection and distribution of dividends

Articles number 4, 12, 13, 15 and

18

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15, 16 and 18

soliciting material

(v)  The sale or exercise of rights

Articles number 13, 14, 15 and 18

(vi)  The deposit or sale of securities resulting from

Articles number 12, 13, 15, 17 and

dividends, splits or plans of reorganization

18

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to transfer or

Articles number 2, 3, 4, 5, 6, 8 and

withdraw the underlying securities

22

(x)  Limitation upon the liability of the depositary

Articles number 14, 18, 19 and 21

3.  Fees and Charges

Articles number 7 and 8

Item – 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of ____________, 2008, among Imagi International Holdings Limited, The Bank of New York Mellon as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Letter agreement among Imagi International Holdings Limited and The Bank of New York Mellon relating to pre-release activities. - Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 16,  2008.

Legal entity created by the agreement for the issuance of American Depositary Shares for Ordinary Shares, Par Value of HK$0.10, of Imagi International Holdings Limited.

By:

The Bank of New York Mellon,

  As Depositary

By:  /s/ Joanne F. DiGiovanni

Name:  Joanne F. DiGioanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Imagi International Holdings Limited has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Hong Kong, China on December 16, 2008.

IMAGI INTERNATIONAL HOLDINGS LIMITED

By:  /s/ Douglas Esse Glen

Name:  Douglas Esse Glen

Title:    Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on December 16, 2008.

/s/ Kao Wai Ho, Francis

/s/ Echo Cheung

Name:  Kao Wai Ho, Francis

Name:  Echo Cheung

Director

Authorized U.S. Representative

/s/ Douglas Esse Glen

/s/ Tam Wing Kin

Name:  Douglas Esse Glen

Name:  Tam Wing Kin

Director

Acting Chief Financial Officer

(Principal Accounting Officer)

/s/ Ng See Yuen

/s/ Douglas Esse Glen

Name:  Ng See Yuen

Name:  Douglas Esse Glen

Director

Principal Executive Officer

/s/ Oh Kok Chi

Name:  Oh Kok Chi

Director

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of __________, 2008,

among Imagi International Holdings Limited, The Bank

of New York Mellon as Depositary, and all Owners and Holders

from time to time of American Depositary Shares issued thereunder.

2

Letter agreement among Imagi International Holdings Limited

and The Bank of New York Mellon relating to pre-release activities.

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary,

as to legality of the securities to be registered.